UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_______________

FORM 11-K

_______________

(Mark One)

[X]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2019

OR

[ ]	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from to

Commission file number 001-37971

_______________

A.  Full title of the Plan and the address of the Plan, if different from that of the issuer named below:

PGT Savings Plan

B.  Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office:

PGT Innovations, Inc.

1070 Technology Drive

North Venice, Florida  34275

PGT Savings Plan

Audited Financial Statements (Modified Cash Basis) and

Supplemental Schedules (Modified Cash Basis)

At and for the years ended December 31, 2019 and 2018

Report of Independent Registered Public Accounting Firm

The Trustees

PGT Savings Plan

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits (modified cash basis) of the PGT Savings Plan (the “Plan”) as of December 31, 2019 and 2018, and the related statements of changes in net assets available for benefits (modified cash basis) for the years then ended, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits (modified cash basis) of the Plan as of December 31, 2019 and 2018, and the changes in net assets available for benefits (modified cash basis) for the years then ended, in conformity with the modified cash basis of accounting described in Note 2.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Basis of Accounting

We draw attention to Note 2 of the financial statements, which describes the basis of accounting. The financial statements are prepared on the modified cash basis of accounting, which is a comprehensive basis of accounting other than accounting principles generally accepted in the United States of America. Our opinion is not modified with respect to this matter.

Supplemental Information

The schedule of assets (held at end of year) (modified cash basis) and schedule of delinquent participant contributions (modified cash basis) as of or for the year ended December 31, 2019 (collectively referred to as the supplemental information) have been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Mayer Hoffman McCann P.C.

We have served as the Plan's auditor since 2009.

June 29, 2020

Clearwater, Florida

PGT SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
(Modified Cash Basis)

	At	At
	December 31,	December 31,
	2019	2018
Assets:
Investments, at fair value	$73,172,070	$56,018,175

Notes receivable from participants	3,983,624	3,215,978

Net assets available for benefits	$77,155,694	$59,234,153

See accompanying notes.

PGT SAVINGS PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
(Modified Cash Basis)

	Year ended	Year ended
	December 31,	December 31,
Additions to net assets:	2019	2018
Investment income (loss):
Interest and dividends	$3,579,101	$4,122,404
Interest income from notes receivable	197,129	147,900
Net appreciation (depreciation) in fair value of investments	8,688,052	(7,542,551)
Total investment income (loss)	12,464,282	(3,272,247)

Contributions:
Employer, net of forfeited matching	3,051,344	2,866,601
Participants	5,566,294	4,605,542
Rollovers	714,913	231,833
Plan transfer in (Note 7)	4,970,759	–
Total contributions	14,303,310	7,703,976
Total additions	26,767,592	4,431,729

Deductions from net assets:
Distributions to participants	(8,538,291)	(5,421,734)
Administrative fee	(307,760)	(247,768)
Total deductions	(8,846,051)	(5,669,502)

Net increase (decrease) in net assets available for benefits	17,921,541	(1,237,773)
Net assets available for benefits at beginning of year	59,234,153	60,471,926

Net assets available for benefits at end of year	$77,155,694	$59,234,153

See accompanying notes.

PGT Savings Plan

Notes to Financial Statements (Modified Cash Basis)

December 31, 2019 and 2018

1. Plan Description

The following description of the PGT Savings Plan (the “Plan”) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution Plan covering all eligible employees of PGT Industries, Inc., CGI Windows & Doors, Inc., WinDoor, Inc., and WWS Acquisition, LLC, formerly doing business as Western Window Systems (“WWS”) (the “Companies,” “Employer” or “Plan Sponsor”), ultimately wholly-owned by PGT Innovations, Inc. (“PGT”). The Plan became effective on October 1, 1982 and was amended and restated through the adoption of a non-standardized prototype adoption agreement effective January 1, 2009. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 “ERISA”, as amended.

See Note 9, “Subsequent Events,” for a discussion of matters relating to the novel coronavirus known as COVID-19. As of the date of this report, the Plan Sponsor has not suspended the Company’s matching contributions to the Plan.

Eligibility

Employees participating in the Plan prior to the Plan’s restatement remain eligible to participate. All other employees are eligible to participate in the Plan as of the first day of the next month following the employee’s completion of three months of service as defined in the Plan document.

Contributions

The Plan includes a 401(k) provision, which allows qualified employees to make contributions (through payroll deductions) to the Plan, thereby deferring taxation on the portion of their earnings contributed to the Plan. Employees can defer up to 80% of their compensation subject to Internal Revenue Code (“IRC”) limitations. Employees who have attained age 50 before the end of the Plan year may also make additional catch up contributions, subject to IRC limitations.

For each Plan year, the Company may contribute to the Plan, on behalf of each eligible participant, a matching contribution equal to a percentage of the eligible participant’s elective deferrals made. The Plan Sponsor shall determine the amount, if any, of the matching contribution. The Company’s matching contributions are at the Company’s discretion.

For the Plan year ended December 31, 2019, the Company made matching contributions totaling $3,063,157. These contributions included $723,726 funded in the first quarter of 2019 relating to the fourth quarter of 2018 at an employer matching rate of three percent, and $2,339,431 made during the remainder of 2019, representing the Company’s matching contributions relating to the first, second and third quarters of 2019 at an employer matching rate of three percent, funded during the second through fourth quarters of the year ended December 31, 2019. The Company’s matching contribution relating to the fourth quarter of 2019 totaled $800,536, representing a three percent employer matching rate, and was funded in the first quarter of the year ended December 31, 2020.

For the Plan year ended December 31, 2018, the Company made matching contributions totaling $2,769,048. These contributions included $622,645 funded in the first quarter of 2018, representing the Company’s matching contribution relating to the fourth quarter of 2017 at an employer matching rate of three percent, and $2,146,403 made during the remainder of 2018, representing the Company’s matching contributions relating to the first, second and third quarters of 2018 at an employer matching rate of three percent, funded during the second through fourth quarters of the year ended December 31, 2018.

The Company, by action of its Board of Directors, may also make a discretionary profit-sharing contribution. Profit sharing contributions are allocated to all participating employees who have been credited with at least 1,000 hours of service in the Plan year, based on the ratio that the participant’s compensation bears to the total compensation of all eligible participants for the Plan year. No profit-sharing contributions were made during 2019 and 2018.

Vesting

Participants immediately vest in their contributions and fund earnings or losses. Participants fully vest in the Company’s contributions after five years of service.

Notes Receivable from Participants

The aggregate amount of any loan to a participant may be, at a minimum, $1,000 and may not exceed the lesser of $50,000 or 50% of the participant’s vested balance in the Plan. Loan terms range from one to five years, except in the event the loan is used for the purchase of a participant’s principal residence, the repayment period may extend to no more than 15 years. The loans are secured by the balance in the participant’s account and bear interest at rates commensurate to regional bank rates for similar loans. Principal and interest are paid ratably through weekly payroll deductions. Loans to terminated participants and loans in default are treated as distributions to the participant. Current loan policy limits the number of outstanding loans at any point in time to no more than two.

Benefits

For Employer matching and profit-sharing contributions and earnings thereon, participants are vested ratably over five years of service, being fully vested upon completion of five years of service. Upon retirement, death, or disability, participants or their beneficiaries are vested 100% in all contributions and earnings. Participants are fully vested in their contributions and earnings thereon at all times. Retirement benefits are paid to the participant in a single, lump-sum payment. Hardship withdrawals by Plan participants may be made upon written request to and approval by the Plan administrator. Effective August 1, 2019, as a result of changes to the plan required by the Bipartisan Budget Act of 2018, the Plan eliminated any suspension period whereby participants were not allowed to contribute to the Plan subsequent to a hardship withdrawal.

Investments

T. Rowe Price is the trustee of the Plan. T. Rowe Price invests Plan contributions and holds the assets of the Plan. Contributions may be invested in various diverse funds available to the participants of the Plan. Participant accounts are credited with their contributions allocated among the funds as requested. Employer contributions, if any, are invested based on the participant’s allocation directions.

Participant Accounts

Each participant’s account is credited with the participant’s contributions and allocations of: (a) the Company’s contributions; and (b) Plan investment results. Allocations are based on participant contributions, individual fund earnings or account balances, as defined. Forfeited, non-vested balances are used to reduce Employer contributions or pay qualified Plan expenses. The benefit to which a participant is entitled is the vested benefit that can be provided from the participant’s account.

Forfeited non-vested accounts in the years ended December 31, 2019 and 2018 totaled $247,271 and $203,391, respectively. Forfeitures used to reduce Employer contributions in the years ended December 31, 2019 and 2018 totaled $280,104 and $146,602, respectively.

Plan Termination

Although it has not expressed any intent to do so, the Company has the right to amend or discontinue the Plan at any time subject to the provisions of ERISA. Upon termination of the Plan, each participant becomes fully vested in the value of his or her account.

2. Summary of Significant Accounting Policies

Basis of Accounting

The financial statements have been prepared on a modified cash basis of accounting, which is a comprehensive basis of accounting other than U.S. generally accepted accounting principles. The preparation of financial statements on the modified cash basis requires the Plan’s management to make estimates and assumptions that affect the reported amounts of net assets, additions to net assets, deductions from net assets and liabilities and disclosures of contingent liabilities, if any.  Actual results could differ from those estimates and assumptions. Contributions are recorded when received, investment income is recorded as it is collected, and benefit payments and expenses are recorded when paid.

Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value. The shares of mutual funds are valued at quoted market prices, which represent the net asset values of shares held by the Plan at year-end.  PGT common stock is valued at market price on the last day of the Plan year. The fair value of the participation units in common collective trusts is based on quoted redemption values on the last business day of the Plan’s year-end. Participant loans are valued at their unpaid balances, which approximate fair value. Purchases and sales of securities are reflected on a trade-date basis. Interest income is recorded as received. Dividend income is recorded as of the ex-dividend date.

Administrative Expenses

Except for an annual fee charged by T. Rowe Price that is paid by the Plan, administrative expenses of the Plan are generally absorbed by the Plan Sponsor.

Recent Accounting Pronouncement

In August 2018, the Financial Accounting Standards Board issued ASU 2018-13, Fair Value Measurement - Disclosure Framework (Topic 820). The updated guidance improves the disclosure requirements on fair value measurements. The updated guidance is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2019. Early adoption is permitted for any removed or modified disclosures. The Plan does not believe the adoption of this guidance will have any impact on the Plan’s disclosures.

3. Income Tax Status

The Plan obtained its latest determination letter from the Internal Revenue Service on March 31, 2008, which stated that the Plan, as then designed, was in-compliance with the applicable requirements of the IRC. The Plan has been amended since receiving the determination letter. However, the Plan administrator and the Plan's tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC. Therefore, no provision for income taxes has been included in the Plan’s financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax period in progress.

4. Fair Value Measurements

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. A three-tier fair value hierarchy is used to prioritize the inputs used in measuring fair value. The hierarchy gives the highest priority to unadjusted quoted market prices in active markets for identical assets or liabilities and the lowest priority to unobservable inputs. A financial instrument’s level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. The three levels of the fair value hierarchy are as follows, along with information regarding the Plan’s financial assets measured at fair value:

Level 1: Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.

Level 2: Inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly.

Level 3: Prices or valuations that require inputs that are both significant to the fair value measurement and unobservable.

Description	December 31, 2019	Quoted Prices in Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Mutual funds	$68,628,712	$68,628,712	$-	$-
Common stock	655,312	655,312	-	-
	69,284,024	$69,284,024	$-	$-
Investments measured at
net asset value (1)	3,888,046
Investments at fair value	$73,172,070

Description	December 31, 2018	Quoted Prices in Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Mutual funds	$51,443,280	$51,443,280	$-	$-
Common stock	944,239	944,239	-	-
	52,387,519	$52,387,519	$-	$-
Investments measured at
net asset value (1)	3,630,656
Investments at fair value	$56,018,175

(1)

In accordance with Subtopic 820-10, certain investments that were measured at NAV per share (or its equivalent) have not been classified in the fair value hierarchy. The fair value amounts presented are intended to reconcile the fair value hierarchy to the line items presented in the statement of net assets available for benefits.

The Plan currently has no nonfinancial assets or liabilities that are recognized or disclosed at fair value on a recurring basis. Changes in fair value of investments held at the end of the period are reported in net appreciation (depreciation) in fair value of investments in the accompanying statements of changes in net assets available for benefits. For the years ended December 31, 2019 and 2018, the net amount reported was appreciation of $8,688,052 and depreciation of $7,542,551, respectively.

5. Party-in-Interest Transactions

In the years ended December 31, 2019 and 2018, certain Plan investments were funds managed by T. Rowe Price, a party-in-interest to the Plan.

The Plan held investments in the common stock of the parent of the Plan Sponsor with a fair value of $655,312 and $944,239, two percent or less of net assets available for benefits at December 31, 2019 and 2018, respectively.

The Plan had notes receivable from active Plan participants of $3,983,624 and $3,215,978 at December 31, 2019 and 2018, respectively.

6. Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

7. Plan Merger

On August 13, 2018, PGT Innovations, Inc., the parent of PGT Industries, Inc., the Plan Sponsor, acquired WWS, the plan administrator of the Western Window Systems 401(K) Plan (the "Western Plan"). As part of the acquisition, the Western Plan was merged into the Plan. On June 4, 2019, the Western Plan converted substantially all of its assets into the Plan. Total assets transferred from the Western Plan into the Plan were $4,970,759, including $51,439 of notes receivable from Western Plan participants.

8. Non-Exempt Prohibited Transactions

The Plan remitted various participant contributions to the trustee later than required by the Department of Labor Regulation 2510.3-102. To remediate these late remittances, the impacted participant accounts were credited by an amount representing investment income that would have been earned had the participant contributions been remitted on a timely basis. Late contributions of $133,607 from 2019, were remediated in 2019. Lost earnings relating to late contributions is estimated to be $446 and is expected to be remediated in 2020.

9. Subsequent Events

The Plan Sponsor evaluated subsequent events for recognition or disclosure in the financial statements through June 29, 2020, the day the financial statements were available to be issued, and has determined that, except for the matters noted below, no significant events occurred after December 31, 2019, but prior to the issuance of these financial statements, that would have a material impact on its financial statements.

COVID-19 Pandemic

On January 30, 2020, the World Health Organization (“WHO”) announced a global health emergency because of the identification of a novel coronavirus (“COVID-19”), which was spreading globally. On March 11, 2020, the WHO classified the COVID-19 outbreak as a pandemic, based on the rapid increase in exposure globally. In the period since the declaration of a pandemic by the WHO, the world economy, and investment fund prices and common stock share prices for most companies, including PGT Innovations, Inc. common stock, has seen significant volatility.

From December 31, 2019, through early April 2020, the Plan’s investment portfolio incurred a significant decline in fair value, although the Plan substantially recovered those losses through June 26, 2020. The Plan’s investment in the common stock of PGT Innovations, Inc. is stated at fair value based on the closing price of $14.91 per share on the New York Stock Exchange (“NYSE”) at December 31, 2019. Since December 31, 2019, PGT Innovations, Inc. common stock reaching a low trade value on the NYSE of $6.88 per share on April 3, 2020 but has substantially recovered and closed at $14.57 per share on June 26, 2020.

Because the values of the Plan’s individual investments have and will fluctuate in response to changing market conditions, the amount of losses that will be recognized in subsequent periods, if any, and related impact on the Plan’s liquidity cannot be determined at this time. Additionally, although the Plan Sponsor has not suspended the Company’s matching contributions to the Plan, no assurances can be given that the Plan Sponsor will not suspend the Company’s matching contributions. This continues to be a rapidly changing and evolving situation and its future effects on the Plan’s net assets available for benefits and changes in net assets available for benefits are uncertain.

The Coronavirus Aid, Relief, and Economic Security Act

On March 27, 2020, the Congress of the United States of America, passed the Coronavirus Aid, Relief, and Economic Security (“CARES”) Act. The CARES Act, among other things, includes several relief provisions available to tax qualified retirement plans and their participants. Plan management is currently evaluating the impact of the CARES Act on the Plan.

Supplemental Schedules

(Modified Cash Basis)

PGT Savings Plan

EIN: 59-2038649 Plan No: 001

Schedule H, Line 4i

Schedule of Assets (Held at End of Year)

(Modified Cash Basis)

December 31, 2019

		(c)
		Description of Investment		(e)
	(b)	Including Maturity Date,		Current
	Identity of Issue, Borrower,	Rate of Interest, Collateral,	(d)	Market
(a)	Lessor, or Similar Party	Par, or Maturity Value	Cost	Value

	BlackRock Strategic Income Opportunities
	Portfolio Institutional Shares	Non-traditional Bond Fund	#	$78,020
	PGIM Total Return Bond R6 Fund	Intermediate Term Bond Fund	#	324,725
	AB Discovery Value Z Fund	Mid-Cap Growth Fund	#	118,375
	Artisan International Fund Institutional	Foreign Large Blend Fund	#	466,257
	DFA U.S. Small Cap Fund Institutional	Small Blended Fund	#	321,395
	Harbor Capital Appreciation Fund	Large Growth Fund	#	1,196,606
*	T Rowe Price Equity Income Fund	Large Value Fund	#	937,683
*	T Rowe Price Retirement 2005 Fund	Blended Assets Fund	#	371,427
*	T Rowe Price Retirement 2010 Fund	Blended Assets Fund	#	249,997
*	T Rowe Price Retirement 2015 Fund	Blended Assets Fund	#	1,679,907
*	T Rowe Price Retirement 2020 Fund	Blended Assets Fund	#	8,430,241
*	T Rowe Price Retirement 2025 Fund	Blended Assets Fund	#	12,380,507
*	T Rowe Price Retirement 2030 Fund	Blended Assets Fund	#	11,305,535
*	T Rowe Price Retirement 2035 Fund	Blended Assets Fund	#	9,566,521
*	T Rowe Price Retirement 2040 Fund	Blended Assets Fund	#	6,381,311
*	T Rowe Price Retirement 2045 Fund	Blended Assets Fund	#	5,177,180
*	T Rowe Price Retirement 2050 Fund	Blended Assets Fund	#	2,795,429
*	T Rowe Price Retirement 2055 Fund	Blended Assets Fund	#	2,483,197
*	T Rowe Price Retirement 2060 Fund	Blended Assets Fund	#	813,848
	Vanguard Federal Money Market Fund	Money Market Fund	#	396,745
	Vanguard Total Intl Stock Index Admiral Fund	Foreign Large Blend Fund	#	95,325
	Vanguard 500 Index Admiral Fund	Large Blended Fund	#	2,420,826
	William Blair Small Mid Cap Growth	Mid-Cap Growth Fund	#	637,655
*	T Rowe Price Stable Value Fund, Sch E	Collective Trust Fund	#	3,888,046
*	PGT Innovations, Inc.	Common Stock	#	655,312
*	Loans to participants	Interest rates from 4.25% to 6.50%	#	3,983,624
				$77,155,694

* Indicates party-in-interest to the Plan.

# Historical cost is not required as investments are participant-directed.

PGT Savings Plan

EIN: 59-2038649 Plan No: 001

Schedule H, Line 4a

Schedule of Delinquent Participant Contributions

December 31, 2019

Totals that Constitute Nonexempt Prohibited Transactions
		Contri-	Contri-	Total Fully
	Contri-	butions	butions	Corrected
	butions	Corrected	Pending	Under VFCP
	Not	Outside	Correction	and
	Corrected	VFCP	In VFCP	PTE 2002-51	Total
Participant Contributions and
Loan Repayments Transferred
Late to Plan for the Year
Ended December 31, 2019	$ -	$133,607 (1)	$ -	$ -	$133,607

(1) Represents participant contributions not remitted to the Plan within the timeframe specified in 29 CFR 2510.3-102, corrected by the plan sponsor.

SIGNATURE

The Plan.  Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit Plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

PGT SAVINGS PLAN

Date: June 29, 2020

	By:	/s/ Debbie LaPinska
Debbie LaPinska
Sr. Vice President of Human Resources PGT Innovations, Inc.

EXHIBIT INDEX

Exhibit Number	Description
23.1	Consent of Independent Registered Public Accounting Firm – Mayer Hoffman McCann P.C.